Knock-in Reverse ExchangeableSM Securities (Knock-in REX)

>	Combine Certain Features of Debt and Equity

>	Linked to a Single Stock

>	Provide for Periodic Fixed Coupon Payments

>	Provide Limited Protection Against Depreciation of the Underlying Stock

Table of Contents

Knock-in Reverse Exchangeable Securities (Knock-in REX)	4

The Underlying Stock	5

How is the Payment or Delivery at Maturity Calculated?	6 - 7

Example of Calculation of Payment or Delivery at Maturity and Value at Maturity	8 - 9

Hypothetical Payments or Deliveries at Maturity	10 - 11

Risk Considerations	12 - 13

Knock-in Reverse ExchangeableSM
Securities (Knock-in REX)

Knock-in Reverse Exchangeable Securities combine certain features of debt and equity by offering fixed coupon payments during the term of the securities while basing the payment or delivery at maturity on the price performance of an underlying stock.

The fixed coupon payments typically are higher than the yield payable on a conventional debt security with a comparable issuer, maturity and credit rating. A higher fixed coupon rate is possible because the investor indirectly sells a put option to the issuer on the underlying stock.

The put option gives the issuer the right to deliver stock to the investor at maturity rather than make a cash payment depending upon the closing price of the underlying stock on a specified determination date. This is why we call these securities ‘exchangeable’. The securities are ‘knock-in’ exchangeable because the exchangeability occurs only if the closing price of the underlying stock falls to or below a predetermined ‘knock-in level’.

Unlike ordinary debt securities, Knock-in Reverse Exchangeable Securities do not guarantee the return of principal at maturity. Instead, what investors receive at maturity is dependent upon the price performance of the underlying stock and will be either a cash payment equal to the original principal amount of the securities or a predetermined number of shares of the underlying stock.

Any stock delivered at maturity will have a cash value below the original principal amount of the securities, possibly significantly below, and such value could be zero. Accordingly, investors may lose some or all of their initial principal investment in the Knock-in REX.

Knock-in REXs are different from Reverse Exchangeable Securities in that the knock-in feature provides investors with a limited level of protection against depreciation of the closing price of the underlying stock to a certain predetermined level. In exchange for such protection, Knock-in REX coupons typically are lower than those of the Reverse Exchangeable Securities.

The maximum return on the securities is the original principal amount plus the aggregate fixed coupon payments. Alternatively, investors may lose all of their principal investment in the securities and in such case, the only payment investors will receive on the securities is the aggregate fixed coupon payments. Investors do not benefit from any price appreciation in the underlying stock.

The Underlying Stock

Knock-in Reverse Exchangeable Securities may be structured to provide investors with exposure to virtually any common stock or American Depositary Receipt that	is traded on the New York Stock Exchange, Nasdaq National Market, American Stock Exchange, Pacifi c Stock Exchange, Boston Stock or Philadelphia Stock Exchange.

How is the Payment or Delivery at Maturity Calculated?

at or below the ‘knock-in level’ on any trading day during such period, the payment at maturity will be determined by comparing the closing price of the underlying stock on the determination date to the closing price of the underlying stock on the date the securities were priced.

If the closing price of the underlying stock was never at or below the ‘knock-in level’ on any trading day during the period from the date the securities were priced to, and including, the determination date, the payment at maturity will always be a cash payment equal to the principal amount, irrespective of the closing price of the underlying stock on the determination date.

If, however, the closing price of the underlying stock was at or below the ‘knock-in level’ on any trading day during the period from the date the securities were priced to, and including, the determination date, the closing price of the underlying stock on the determination date will be used to determine the payment or delivery at maturity.

If such closing price is equal to or greater than the closing price of the underlying stock on the date the securities were priced, the payment at maturity will be a cash payment

At maturity, investors in Knock-In Reverse Exchangeable Securities will receive either a cash payment equal to the original principal amount of the securities or the stock redemption amount.

The type of payment or delivery at maturity will be calculated by first determining if the closing price of the underlying stock was at or below the predetermined ‘knock-in level’ on any trading day from the date the securities were priced to, and including, a specified determination date. If the closing price of the underlying stock was equal to the principal amount. If, on the other hand, such closing price is below the closing price of the underlying stock on the date the securities were priced, investors will receive the stock redemption amount.

Typically, the ‘knock-in level’ is set between 70% and 80% of the closing price of the underlying stock on the date the securities were priced.

The Stock Redemption Amount

The stock redemption amount is a number of shares of the underlying stock equal to the principal amount per security divided by the closing price of the underlying stock on the date the securities were priced.*

The stock redemption amount is delivered in shares, and the value of those shares will not be finally determined until the investor sells the shares. If the investor were to sell the shares on the determination date, the value of the shares

* No fractional shares will be delivered at maturity. Instead, a cash amount equal to the number of fractional shares times the closing price of the underlying stock on the determination date will be paid along with delivery of the shares of the underlying stock.

will equal the stock redemption amount times the closing price of the underlying stock on such date. This amount will be less than the principal amount of the securities, perhaps significantly.

The closing price of the underlying stock on the determination date may be substantially lower than the closing price of the underlying stock on the date the securities were priced, and could be zero. Accordingly, investors may lose some or all of their initial principal investment in the securities.

Example of Calculation of Payment
or Delivery at Maturity and Value at Maturity

For purposes of this example, assume a one-year Knock-in Reverse Exchangeable, with a principal amount of $1,000, a 10.00% (per annum) coupon payable quarterly, linked to the price performance of an underlying stock that is traded on the New York Stock Exchange with a closing price of $28.50 on the date the securities were priced, and a ‘knock-in level’ of 70%, or $19.95.*

Given these assumptions, an investor in this hypothetical Knock-in Reverse Exchangeable will receive $25 on each quarterly interest payment date, totaling $100 over the term of the securities, and the payment at maturity will be calculated on the determination date as follows:

>	Step 1: Determine if the closing price of the underlying stock was ever at or below the ‘knock-in level’ on any trading day during the period from the date the securities were priced to and including the determination date, which is typically three trading days prior to the maturity date.

If the closing price was never at or below the ‘knock-in level’, the payment at maturity will be the return of the original principal amount. In this case, investors will receive $1,000 in cash, irrespective of the closing price of the underlying stock on the determination date. However, if the closing price of the underlying stock was at or below the ‘knock-in level’, go to Step 2.

>	Step 2: Determine the closing price of the underlying stock on the determination date.

>	Step 3: Determine the type of payment or delivery at maturity.

Compare the closing price of the underlying stock on the determination date to the closing price of the underlying stock on the date the securities were priced. If the closing price of the underlying stock on the determination date is equal to or greater than the closing price of the underlying stock on the date the securities were priced, the payment at maturity will be the return of the original principal amount, or $1,000. If the closing price of the underlying stock on the determination date is less than the closing price of the underlying stock on the date the securities were priced, investors will receive a number of shares of the underlying stock equal to the stock redemption amount.

>	Step 4: Determine the stock redemption amount.

The stock redemption amount is equal to $1,000 (the original principal amount of the Knock-in REX) divided by the closing price of the underlying stock on the date the securities were priced (i.e., $1,000 / $28.50 = 35.088). Any fractional shares will be paid in cash in an amount equal to the amount of fractional shares times the closing price of the underlying stock on the determination date.

>	Step 5: Determine the value of the payment or delivery at maturity.

If the payment at maturity is the return of the original principal amount, the value of such payment will equal $1,000. If the delivery at maturity is the stock redemption amount, investors will receive a number of shares of the underlying stock equal to the stock redemption amount.

The cash value of such shares will not be determined until investors sell the shares in the market. However, if an investor were to sell such shares on the determination date, the cash value would be equal to the stock redemption amount times the closing price of the underlying stock on the determination date, which would always be less than the original investment of $1,000.

Investors do not participate in any price appreciation in the underlying stock. The total return on the securities will be limited to the aggregate fixed coupon payments plus the cash value of the payment or delivery at maturity. The maximum total return of this hypothetical Knock-in Reverse Exchangeable will be the original principal amount plus the aggregate fixed coupon payments of $100, or a total return of 10%. The minimum total return of the securities will be the aggregate fixed coupon payments of $100, or a total return of -90%, which will be the case if the closing price of the underlying stock is zero on the determination date.

* These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

Hypothetical Payments or Deliveries at Maturity

In the table to the right, we have indicated several hypothetical payments or deliveries at maturity for a hypothetical Knock-in REX, based on the assumptions set forth below.

Assumptions*:

>	Term:	1 Year

>	Underlying Stock:	Common stock traded on the New York
Stock Exchange

>	Original Principal Amount:	$1,000

>	Coupon:	10% (per annum), paid quarterly

>	Initial Price:	$28.50 (100% of the closing price per share
of the underlying stock on the date the
securities were priced)

>	Knock-In level:	$19.95 (70% of the initial price)

>	Stock Redemption Amount:	35.088 (original principal amount
divided by initial price, or $1,000 / $28.50)

Hypothetical payment at maturity if the closing price of the underlying stock was never at or below the knock-in level on any trading day from the date the securities were priced to and including the determination date

If the closing price of the underlying stock on determination date is. . .	Payment at Maturity	Aggregate Fixed Coupon Payment	Total Return	Percentage Return

$34.20 (+20%)	$1,000	$100	$1,100.00	10.00%

$29.93 (+5%)	$1,000	$100	$1,100.00	10.00%

$28.50 (0%)	$1,000	$100	$1,100.00	10.00%

$27.08 (- 5%)	$1,000	$100	$1,100.00	10.00%

$20.24 ( - 29%)	$1,000	$100	$1,100.00	10.00%

Hypothetical payment at maturity if the closing price of the underlying stock was at or below the knock-in level on any trading day from the date the securities were priced to and including the determination date

If the closing price of the underlying stock on determination date is. . .	Payment at Maturity	Aggregate Fixed Coupon Payment	Total Return	Percentage Return

$34.20 (+20%)	$1,000	$100	$1,100.00	10.00%

$29.93 (+5%)	$1,000	$100	$1,100.00	10.00%

$28.50 (0%)	$1,000	$100	$1,100.00	10.00%

	35.088 shares of underlying
$27.08 (- 5%)	stock with a value at maturity	$100	$1,050.18	5.02%
	of $950.18

	35.088 shares of underlying
$20.24 (- 29%)	stock with a value at maturity of $710.18	$100	$810.18	-18.98%

	35.088 shares of underlying
$3.71 (- 87%)	stock with a value at maturity of $131.18	$100	$231.18	-76.88%

* These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

Knock-in Reverse Exchangeable
Securities — Risk Considerations

Investors should carefully consider the risks of the Knock-in Reverse Exchangeable Securities and whether the securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in any securities investors read the prospectus related to such securities to understand the actual terms of and the risks associated with the securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the securities.

Credit Risk

The securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the securities.

Any obligations or securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

Knock-in Reverse Exchangeable Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of the underlying stock is at to or below the knock-in level on any trading day during the term of the securities, investors in Knock-in Reverse Exchangeable Securities will be exposed to any decline in the price of the underlying stock below the closing price of the underlying stock on the date the securities were priced. Accordingly, investors may lose some or all of their initial investment in the securities.

Limited Return

The amount payable under the securities will never exceed the original principal amount of the securities plus the aggregate fixed coupon payment investors earn during the term of the securities. This means that investors will not benefit from any price appreciation in the underlying stock nor will they receive dividends paid on the underlying stock, if any. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per security, regardless of how much the price of the underlying stock increases during the term of the securities or on the determination date. The return of the securities may be significantly less than the return of a direct investment in the underlying stock during the term of the security.

Liquidity Risk

ABN AMRO does not intend to list the securities on any securities exchange. Accordingly, there may be little or no secondary market for the securities and information regarding independent market pricing of the securities may be limited. The value of the securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Knock-in Reverse Exchangeable Securities, and investors may not receive their full principal back if the securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the underlying stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the securities, as well as the cost of hedging our obligations under the securities.

Tax Risk

Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor agree to characterize the securities as consisting of a Put Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium). Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Put Premium received. If the Put Option is exercised (i.e., the final payment on the securities is paid in underlying shares), the investor will not recognize any gain or loss in respect of the Put Option, but the investor’s tax basis in the shares received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction. This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Knock-in Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.

ABN AMRO has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.